Exhibit 99.(i-7)

ORIGINAL SHAREHOLDER PURCHASE AGREEMENT

The Alger Funds (the “Fund”), a trust organized under the laws of Massachusetts, with respect to the Alger 35 Fund (the “Portfolio”), and Hal Liebes hereby agree as follows:

1.     The Fund offers Hal Liebes and Hal Liebes hereby agrees to purchase one share of beneficial interest in the Portfolio, having a par value of $.001 per share, at a price of $10.00 per share (the “Initial Shares”). The Fund hereby acknowledges receipt from Hal Liebes of $30.00 in full payment for the Initial Shares, and Hal Liebes acknowledges receipt of the Initial Shares.

2.     Hal Liebes represents and warrants to the Fund that the Initial Shares are being acquired for investment purposes and not for the purpose of distribution.

3.     Hal Liebes agrees that if any holder of an Initial Share of the Portfolio redeems it before one year after the date upon which that Portfolio commences its investment activities, the redemption proceeds will be reduced by the amount of unamortized organizational and offering expenses with respect to the Portfolio. The parties hereby acknowledge that any shares acquired by Hal Liebes other than the Initial Shares have not been acquired to fulfill the requirements of Section 14 of the Investment Company Act of 1940, as amended, and, if redeemed, their redemption proceeds will not be subject to reduction based on the unamortized organizational and offering expenses of the Portfolio.

4.     The Fund and Hal Liebes agree that the obligations of the Fund under this Agreement will not be binding upon any of the Trustees, shareholders, nominees, officers, employees or agents, whether past, present or future, of the Fund, individually, but are binding only upon the assets and property of the Fund, as provided in the Declaration of Trust of the Fund. The execution and delivery of this Agreement have been authorized by the Trustees of the Fund, and signed by an authorized officer of the Fund, acting as such, and neither the authorization by the Trustees nor the execution and delivery by the officer will be deemed to have been made by any of them individually or to impose any liability on any of them personally, but will bind only the property of the Fund as provided in the Declaration of Trust of the Fund. No series of the Fund, including the Portfolio, will be liable for any claims against any other series.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 28th day of March 2018.

THE ALGER FUNDS

	By:	/s/ Michael D. Martins
Name: Michael D. Martins
Title: Treasurer

ATTEST:	/s/ Lisa A. Moss

HAL LIEBES

	By:	/s/ Hal Liebes
Name: Hal Liebes

ATTEST:	/s/ Lisa A. Moss